UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 11-K
 ____________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2010.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Transition Period From              to

Commission File Number 000-23554
____________________

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

FCStone Group Employee Stock Ownership Plan

1251 NW Briarcliff Pkwy, Suite 800
Kansas City, Missouri 64116

A.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTL FCStone Inc.
708 Third Avenue, Suite 1500
New York, NY 10017
(Address of principal executive offices) (Zip Code)
(212) 485-3500
(Registrant’s telephone number, including area code)

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule 1 - Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010	13

Schedule 2 - Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2010	18

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Participants and Administrators
FCStone Group Employee Stock Ownership Plan:
We have audited the accompanying statements of net assets available for benefits of FCStone Group Employee Stock Ownership Plan ("the Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
As further discussed in note 1 to the financial statements, the Board of Directors of FCStone Group, Inc., the Plan’s sponsor, voted on December 16, 2009 to terminate the Plan and to subsequently distribute all remaining assets of the Plan based upon participant elections. In accordance with U.S. generally accepted accounting principles, the Plan's basis of accounting uses the liquidation basis to presents the 2010 and 2009 financial statements.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules: schedule H, part IV, line 4(i) – schedule of assets (held at end of year) as of December 31, 2010 and schedule H, part IV, line 4(j) – schedule of reportable transactions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements, taken as a whole.
/s/ KPMG LLP
Kansas City, Missouri
June 30, 2011

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value:
INTL FCStone Inc. Common Stock Fund:
INTL FCStone Inc. Common Stock	$13,097,457	$8,547,179
Wells Fargo Short Term Investment Fund G	400,574	186,337
General Fund	18,951,294	21,828,886
Mutual funds	7,518,569	6,649,705
Total investments, at fair value	39,967,894	37,212,107

Receivables:
Employer’s cash contribution	—	78,228
Accrued interest and dividends	74	4,826
Total receivables	74	83,054

Assets available for benefits at fair value	39,967,968	37,295,161
Liabilities:
Payable to trustee for pending trades	—	5,221
Net assets reflecting all investments at fair value	39,967,968	37,289,940

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(620,475)	(377,333)
Net assets available for benefits	$39,347,493	$36,912,607
See accompanying notes to financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,843,993	$820,683
Dividends and interest income	822,308	1,048,391
Employer’s cash contribution	—	1,280,444
Total additions	6,666,301	3,149,518
Deductions from net assets attributed to:
Benefits paid directly to participants	4,179,917	2,065,030
Other expenses	51,498	25,172
Total deductions	4,231,415	2,090,202
Increase in net assets available for benefits	2,434,886	1,059,316
Net assets available for benefits at beginning of year	36,912,607	35,853,291
Net assets available for benefits at end of year	$39,347,493	$36,912,607
See accompanying notes to financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Notes to Financial Statements
December 31, 2010 and 2009

Note 1 – Plan Description and Plan Termination
The FCStone Group Employee Stock Ownership Plan (“the Plan”) is a defined contribution plan administered by Associated Benefits Corporation (“Plan Administrator”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
(a) General
The Plan, adopted on June 1, 2005, was a defined contribution plan which was available to all full‑time employees of FCStone Group, Inc. (“FCStone”) and wholly owned subsidiaries who had attained age 21 and completed four months of service. The Plan was formed to enable employees to become beneficial owners of the common stock of FCStone Group, Inc., as well as providing the ability to diversify those holdings in other investment options of various mutual funds and the General Fund (“the Trust”). FCStone Group, Inc. serves as the Plan Sponsor and Wells Fargo Bank N.A. (“Trustee”) serves as trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
(b) Plan Termination
Effective September 30, 2009, FCStone Group, Inc. and subsidiaries and International Assets Holding Corporation and subsidiaries (collectively, “the Companies”) completed its business combination. Pursuant to which all of the issued and outstanding stock of FCStone Group, Inc., including those shares held by the Plan, was exchanged for common stock of INTL FCStone Inc. (formerly known as International Assets Holding Corporation) (“Company Stock”). On October 1, 2009, 573,024 shares of Company Stock were acquired by the Plan in exchange for the 1,942,454 shares of FCStone common stock held on that date. Each outstanding share of FCStone common stock was converted into 0.295 shares (“the exchange ratio”) of Company Stock. As the transaction was a stock to stock transfer, no realized gain or loss was recognized on the exchange.
In connection with the acquisition on September 30, 2009, the Board of Directors of FCStone elected to terminate the Plan as of December 31, 2009 (“Termination Date”). As a result of an amendment to the Plan in 2009, no new participants are being admitted to the Plan and no additional contributions will be made to the Plan for service performed by participants after the Termination Date.
All participant account balances became 100% vested as of the Termination Date and are not subject to forfeiture. In addition, the Plan was amended so that all amounts in the participant's accounts to which they are entitled shall be distributable as a lump sum, as provided by the Plan. Distributions may qualify as eligible rollover contributions in accordance with the provisions of the Internal Revenue Code of 1986, as amended (“IRC”).
The Plan Sponsor submitted a request to the Internal Revenue Service (“IRS”) on Form 5310, for a favorable determination letter with respect to the Plan's qualified status as of the Termination Date. Subsequent to December 31, 2010, the Plan received a favorable determination letter from the IRS with respect to the termination of the Plan. Following receipt of the favorable determination letter, the Plan Sponsor directed the Trustee to distribute to the participants all remaining assets of the Plan which are distributable on account of the Plan's termination. See additional discussion in the Note 9.
(c) Contributions
As a result of the termination of the Plan, as discussed above, there were no employer contributions made to the Plan subsequent to December 31, 2009. Effective January 1, 2010, the employer matching contributions were credited to the participant's account in another Company plan.
During the year ended December 31, 2009, the Plan was funded by the Companies' contributions. The Companies' matching contributions were equal to 62.5% of the first 8% of base compensation that a participant contributed to any eligible 401(k) plan of the Companies, subject to certain limitations contained in the IRC for the Plan year ending December 31, 2009. The Companies could have also elected to make discretionary contributions to the Plan during 2009. Discretionary contributions are allocated to individual accounts based on the participant's annual compensation as a percentage of total eligible participant

4	(Continued)

compensation. Contributions of Company Stock, if any, can subsequently be diversified into any other investment option offered by the Plan. Contributions of Company Stock are recorded at fair value on the date contributed. Contributions to the Plan by participants are not permitted.
Effective January 1, 2009, the Plan was amended, so that only participants who were actively employed on the last day of the Plan year shall be eligible to share in the allocation of discretionary contributions, if any, for the Plan year. Participants, who are not actively employed on the last day of the Plan year due to retirement, total and permanent disability, or death, shall share in the allocation of discretionary contributions, if any, for such Plan year. There were no discretionary contributions made by the Companies in 2010 and 2009.
Individual accounts are maintained for each Plan participant. Each participant's account is credited with Companies contributions and an allocation of investment income (loss). Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
(d) Vesting
As a result of the Plan termination, all amounts in participant accounts became 100% vested as of December 31, 2009 and are not subject to forfeiture. Prior to the Plan termination date, participants became vested in the employer contributions and earnings thereon in accordance with the following schedule:

Vested
percentage
Years of service:
Less than 2 years	None
2 year but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%
(e) Forfeitures
Prior to the Termination Date, the Plan provided that any participant who terminates employment would forfeit the nonvested portion of their account balance as of the date of separation. A forfeiture occurred at the earlier of the date the participant received a distribution from the Plan or after five consecutive one year breaks in service. The balance of such forfeitures could be applied to reduce the Companies' matching contributions made to the Plan or used for the payment of Plan expenses. For the year ended December 31, 2009, the Companies' matching contributions were reduced by such forfeitures of $9,283. At December 31, 2010 and 2009, forfeited nonvested accounts available to reduce payment of Plan expenses totaled $773 and $1,946, respectively. All active participants with account balances became 100% vested as of the Termination Date and will not be subject to forfeiture.
(f) Participant Loans
The Plan does not allow loans to participants.
(g) Payment of Benefits
The benefit to which a participant is entitled is provided from the vested portion of a participant's account balance. Upon termination of service, if a participant's vested account balance does not exceed $1,000, the vested value was distributed in the form of a lump‑sum payment. If the vested account balance exceeds $1,000, the participant could request a lump‑sum payment, in‑kind distribution of Company Stock, or may elect to defer distribution, as set forth in the Plan. On termination of service due to death or disability, a participant could elect to receive either a lump sum amount equal to the value of the participants vested interest in his or her account, or periodic installments over a period not to exceed five years unless a longer distribution period is requested in writing by the participant.
Upon final liquidation of the Plan assets, participants or their beneficiary can elect to receive the balance of their account as either a lump sum payment, rolled over to another qualified employer plan or Individual Retirement Account (“IRA”), or, if the holdings are shares of the Company Stock, they can be transferred in-kind to a brokerage IRA or taxable brokerage account, as provided by the Plan.

5	(Continued)

(h) Voting Rights
Both prior and subsequent to the acquisition, each participant has the right to direct the Trustee with respect to the voting of all shares of common stock, vested or nonvested, which are included in their participant account balance. The Trustee, at the direction of the Plan Administrator, will vote all common stock to the extent participant voting directions are not provided.
(i) Expenses
Investment management fees are paid by the Plan participants based on participation in various funds and are presented as “Other expenses” in the statement of changes in net assets available for benefits. All other Plan expenses, including administrative and professional fees of the Plan, are paid by the Companies and are not reflected in the Plan’s financial statements.

Note 2 – Summary of Significant Accounting Policies and Related Matters
(a) Basis of Accounting
As a result of the termination of the Plan on December 31, 2009, the Plan's financial statements are presented using the liquidation basis of accounting for the years ended December 31, 2010 and 2009 in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The adoption of the liquidation basis of accounting did not have a material impact on the Plan's financial statements.
As described in guidance included in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit‑responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the guidance, the statements of net assets available for benefits presents the fair value of the investment contracts, as well the amount necessary to adjust this fair value to contract value. As permitted by the guidance, the statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan's investment in the Trust is fully benefit‑responsive as of December 31, 2010 and 2009.
(b) Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, and the reported amounts of changes in net assets available for plan benefits during the reporting year. Actual results could differ from those estimates.
(c) Risks and Uncertainties
The Plan invests in investments that are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.
The Plan's exposure to a concentration of credit risk is limited by providing the ability to diversify investments across the participant‑directed fund elections. Additionally, the investments within each participant‑directed fund election can be further diversified into varied financial instruments, with the exception of investments in Company Stock. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.
(d) Investment Valuation and Income Recognition
Investment options under the Plan include the Company Stock Fund, various mutual funds, and the Trust. The fair value of shares of the Company Stock Fund is based upon the fair value of the underlying investments, which include Company Stock and cash equivalents. Fair value of the mutual funds is based on quoted market prices from national securities exchanges.
The Trust is a stabilized fixed income portfolio managed by the Trustee. The objective of the Trust is to produce stable returns that are usually higher than traditional money market investments. The Trust usually experiences little or no fluctuation in principal value as it is invested predominately in direct obligations of the US Government and US Government Agencies. The underlying

6	(Continued)

investments in the Trust, including a stable value fund, are stated at estimated fair value based upon quoted market prices, if available, or dealer quotes as of the pricing date. Benefit‑responsive wrapper contracts with insurance carriers are used by the Trust to provide market and cash flow protection, and are presented at fair value. Wrapper contracts generally change the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit‑responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit‑response distributions are generally defined as a withdrawal due to a participant's retirement, disability or death, or participant‑directed transfers, in accordance with the terms of the Plan. The value of the Trust as determined using the contract value would result in a (decrease) increase to fair value of $(620,475) and $(377,333) as of December 31, 2010 and 2009, respectively.
Some management fees and operating expenses charged to the Plan for investment in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments and are borne by the participants.
Purchases and sales of securities are recorded on a trade‑date basis. Gains and losses on the disposals of investments are determined based on the average cost of all such securities. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.
(e) Payment of Benefits
Benefit payments to participants are recorded upon distribution.
(f) Accounting Pronouncements
In January 2010, new guidance was issued to require new disclosures and clarify existing disclosure requirements about fair value measurements as set forth in the Fair Value Measurements and Disclosures Topic in the ASC. The guidance requires that a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, the guidance clarifies that for purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The guidance was effective for the year ended December 31, 2010 (except for the detailed Level 3 rollforward disclosure, which is effective for fiscal years beginning after December 15, 2010) and the adoption of this guidance did not have a material impact on the Plan's disclosures in its financial statements.

Note 3 – Company Stock Fund
The Plan offers the Company Stock Fund as an investment option, which is a unitized fund, holding cash and Company Stock. The Fund has a cash reserve in order to provide the liquidity necessary to process daily Company Stock transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total Fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2010 and 2009, the cash reserve totaled $400,574 and $186,337, respectively.

7	(Continued)

Note 4 – Investments
The following table presents investments held by the Plan at December 31, 2010 and 2009 that represent five percent or more of the Plan’s net assets.

	2010	2009
Common stock fund:
INTL FCStone Inc. common stock	$13,097,457	$8,547,179
Wells Fargo Short Term Investment Fund G	400,574	186,337
	$13,498,031	$8,733,516
General fund (the Trust)	$18,951,294	$21,828,886

The Trust seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value of $10.00. Valuation occurs daily and interest is accrued daily and paid monthly. This investment is reported at fair value, as adjusted to contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Recording such investments at contract value rather than fair value, to the extent that they are fully benefit responsive, is in accordance with the guidance discussed in Note 2.
The Trust's one‑year total return was 3.54% and 3.96% for 2010 and 2009, respectively. The thirty‑day effective yield, also known as the crediting interest rate, was 3.35% and 3.75% at December 31, 2010 and 2009, respectively. Both the one‑year total return and the thirty‑day effective yield are net of the annual trustee fee of 0.25%. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
The existence of certain conditions can limit the Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or a unit holder, and certain Trust amendments if issuers' consent is not obtained. As of December 31, 2010 and 2009, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unit holder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unit holder's interest in the Trust without the need to access investment contracts.
During the years ended December 31, 2010 and 2009, respectively, the Plan's investments appreciated (depreciated) in value, including gains and losses on investments bought and sold during the year, as shown below:

	2010	2009

INTL FCStone Inc. Company Stock Fund (1)	$5,128,420	$(306,702)
Mutual funds	715,573	1,127,385
Net appreciation in fair value of investments	$5,843,993	$820,683

(1) Amount for 2009 includes the appreciated value of the FCStone Group Inc. Common Stock Fund of $908,518 from January 1, 2009 through September 30, 2009.

Note 5 – Fair Value Measurements
The Fair Value Measurements and Disclosures Topic of the ASC establishes an authoritative definition of fair value, sets out a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement, and requires additional disclosures about fair value measurements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability

8	(Continued)

in an orderly transaction between market participants at the measurement date. The guidance establishes a three‑level fair value hierarchy that prioritizes the information used to develop the assumptions that market participants would use when pricing the asset or liability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs.
A summary of the three levels of the fair value hierarchy is described below:
Level 1 -     Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets and liabilities as of the reporting date.
Level 2 -     Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are either directly or indirectly observable or can be corroborated by observable market data as of the reporting date.
Level 3 -     Inputs to the valuation methodology are unobservable and significant inputs in situations where there is little or no market activity for the asset or liability and the entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The inputs or methodology used by valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.
Common Stock Fund - Shares of the Common Stock Fund are based upon the fair value of the underlying investments, which include Company Stock and cash equivalents. Cash equivalents consist of a short‑term money market fund that is stated at cost, which approximates fair value. The shares of Company Stock are measured by the closing price listed by the NASDAQ exchange. The fair value of the Common Stock Fund is classified within Level 1 of the valuation hierarchy.
Mutual funds - The mutual fund investments consist of domestic and international stock, fixed income and target retirement date funds. These investments are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted market price in an active market and classified within Level 1 of the valuation hierarchy.
General Fund - The underlying investments in the Trust, including a stable value fund, are stated at estimated fair value based upon quoted market prices, if available, or dealer quotes as of the pricing date. As discussed previously, these investments are primarily obligations of the US Government or US Government Agencies. The fair value of the wrapper contracts associated with the synthetic investment contracts have been based upon the estimated replacement costs of the wrap contracts projected during the life of the portfolio, as discounted. The underlying investments of the Trust are classified within Levels 2 and 3 of the valuation hierarchy. The fair value of the Trust is classified within Level 3 of the valuation hierarchy as the lowest level input significant to the fair value measurement of the Trust are the underlying securities that are classified within Level 3.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9	(Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2010
INTL FCStone Inc. Common Stock Fund:
INTL FCStone Inc. Common Stock	$13,097,457	—	—	$13,097,457
Wells Fargo Short Term Investment Fund G	400,574	—	—	400,574
General Fund (the Trust)	—	—	18,951,294	18,951,294
Mutual funds	7,518,569	—	—	7,518,569
Total investments, at fair value	$21,016,600	—	18,951,294	$39,967,894

December 31, 2009
INTL FCStone Inc. Common Stock Fund:
INTL FCStone Inc. Common Stock	$8,547,179	—	—	$8,547,179
Wells Fargo Short Term Investment Fund G	186,337	—	—	186,337
General Fund (the Trust)	—	—	21,828,886	21,828,886
Mutual funds	6,649,705	—	—	6,649,705
Total investments, at fair value	$15,383,221	—	21,828,886	$37,212,107
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2010 and 2009.

	General Fund (the Trust)
	Year Ended December 31,
	2010	2009
Balance, beginning of year	$21,828,886	$21,382,089
Unrealized gains (losses) relating to assets still held at the reporting date, net	243,142	517,442
Purchases and sales, net	(3,120,734)	(70,645)
Balance, end of year	$18,951,294	$21,828,886

Note 6 – Exempt Party-in-Interest Transactions
The Plan held 554,977 and 587,839 shares of common stock of INTL FCStone Inc., at December 31, 2010 and 2009, respectively, with a cost basis of $13,612,871 and $14,542,798, respectively.
During the years ended December 31, 2010 and 2009, the Plan did not record any dividend income from Company Stock.

Note 7 – Federal Income Tax Status
In accordance with determination letter program procedures set forth by the IRS, the Plan filed an application for a favorable determination letter from the IRS that the Plan and its related Trust are designed in accordance with applicable regulations of the

10	(Continued)

IRC. A favorable determination letter was received subsequent to December 31, 2010 (see Note 9). The Plan Administrator believes that at December 31, 2010, the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust are tax‑exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
In line with U.S. GAAP, the Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 8 – Reconciliation of Financial Statements to Form 5500
The investment in the Trust is recorded at fair market value on Form 5500. The financial statements include an adjustment from fair value to contract value for the Trust. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	2010	2009
Net assets per the Form 5500	$39,967,968	$37,289,940
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(620,475)	(377,333)
Net assets available for benefits per the financial statements	$39,347,493	$36,912,607

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the years ended December 31, 2010 and 2009 to the Form 5500:

	Year Ended December 31,
	2010	2009
Net income per the Form 5500	$2,678,028	$1,576,758
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(243,142)	(517,442)
Increase in net assets available for benefits per the financial statements	$2,434,886	$1,059,316

Note 9 – Subsequent Event
The Plan has evaluated the effects of subsequent events through June 30, 2011, the date the financial statements were issued.
The Plan Sponsor submitted a request to the IRS on Form 5310, for a favorable determination letter with respect to the Plan's qualified status as of the Termination Date. On January 22, 2011, a favorable determination letter was received from the IRS with respect to the termination of the Plan. Following receipt of the favorable determination letter, the Plan Sponsor directed the Trustee to distribute to the participants all remaining assets of the Plan which are distributable on account of the Plan's termination. The Plan Sponsor notified participants that they must take distribution of their accounts and had until July 31, 2011 to make an election from various distribution options. The investments held by the participants in the Plan may be liquidated and the participants can either roll proceeds to another qualified employer plan (including the INTL FCStone Inc. 401(k) Plan) or an IRA, or receive a direct taxable distribution. The participants may also transfer shares of the Company Stock in-kind to either a brokerage IRA or a taxable brokerage account. If the participants do not make an election by July 31, 2011, their accounts will be liquidated and the proceeds will automatically be rolled over to their account in the INTL FCStone Inc. 401(k) Plan. There were no other subsequent events that have occurred, which require adjustment or disclosure to the financial statements at December 31, 2010.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FCStone Group Employee Stock Ownership Plan
(Name of Plan)

Date:	June 30, 2011	/s/ William J. Dunaway
William J. Dunaway
Chief Financial Officer

Schedule 1
FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower,	maturity date, rate of interest,	Current
(a)	lessor, or similar party	collateral, par, or maturity	value
*	INTL FCStone Inc. Company Stock Fund:
*	INTL FCStone Inc. Common Stock	554,977 shares of company stock	$13,097,457
*	Wells Fargo Short Term Investment Fund G	Money market fund	400,574
	Total INTL FCStone Inc. Common Stock Fund		13,498,031
	General Fund (the Trust):
	Cash & Money Market Fund –
*	Wells Fargo Short Term Investment Fund G	Money market fund	752,495
	Pooled Common and Collective Fund –
*	Wells Fargo Stable Return Fund G	Stable value fund	2,412,106
	Wrapper contracts –
	Monumental Life Insurance Company (A1/AA-)	4.04% contract	7,408
	United States government obligations:
	United States Treasury Inflation Indexed Bonds,	1.25%, $1,950,000 par, due 7/15/2020	210,994
	United States Treasury Inflation Indexed Bonds,	1.38%, $2,750,000 par, due 1/15/2020	304,575
	United States Treasury Inflation Indexed Bonds,	1.88%, $2,275,000 par, due 7/15/2019	266,983
	United States Treasury Note/Bond,	2.13%, $4,150,000 par, due 5/31/2015	444,270
	United States Treasury Note/Bond,	2.38%, $4,800,000 par, due 3/31/2016	512,195
	United States Treasury Note/Bond,	2.63%, $3,550,000 par, due 8/15/2020	354,642
	United States Treasury Note/Bond,	3.63%, $3,750,000 par, due 2/15/2020	410,091
	Ginnie Mae I pool,	5%, $1,140,363 par, due 11/15/2033	128,250
	Ginnie Mae I pool,	5%, $6,420,717 par, due 6/15/2040	719,772
	Ginnie Mae I pool,	5%, $645,080 par, due 5/15/2033	72,548
	Ginnie Mae I pool,	5.5%, $1,648,532 par, due 2/15/2035	188,449
	Ginnie Mae I pool,	5.5%, $1,977,525 par, due 6/15/2034	226,318
	Ginnie Mae I pool,	5.5%, $2,357,190 par, due 5/15/2038	268,681
	Ginnie Mae I pool,	6%, $1,530,410 par, due 12/15/2033	178,054
	Ginnie Mae I pool,	6%, $1,877,633 par, due 1/15/2034	219,935
	Ginnie Mae II pool,	0.88%, $1,133,728 par, due 5/20/2058	117,747
	Ginnie Mae II pool,	3.5%, $9,809,507 par, due 7/20/2040	1,075,235
	Ginnie Mae II pool,	4.3%, $750,000 par, due 12/1/2060	81,500
	Ginnie Mae II pool,	4.81%, $727,793 par, due 11/20/2060	81,879
	Ginnie Mae II pool,	5.01%, $896,359 par, due 6/1/2060	101,652
	Ginnie Mae II pool,	5.46%, $1,023,687 par, due 9/20/2018	117,505

13	(Continued)

Schedule 1
FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower,	maturity date, rate of interest,	Current
(a)	lessor, or similar party	collateral, par, or maturity	value
	Ginnie Mae II pool,	5.46%, $1,054,626 par, due 8/20/2059	$120,929
	Ginnie Mae II pool,	5.46%, $2,107,890 par, due 5/20/2018	241,675
	Ginnie Mae II pool,	5.5%, $851,823 par, due 1/20/2060	97,907
	Ginnie Mae II pool,	5.54%, $825,785 par, due 9/20/2059	94,746
	Government National Mortgage Association,	3.13%, $405,512 par, due 4/16/2016	43,079
			6,679,611
	Farmers home mortgage administration:
	FHA Insured HECM Loans,	5.06%, $725,000 par, due 11/1/2060	82,078
	FMHA - Govt Guar Private Loans,	3.63%, $49,207 par, due 1/1/2014	5,182
	FMHA - Govt Guar Private Loans,	3.75%, $130,660 par, due 1/15/2030	13,897
	FMHA - Govt Guar Private Loans,	4.67%, $181,810 par, due 8/1/2017	18,631
	FMHA - Govt Guar Private Loans,	4.67%, $50,414 par, due 5/1/2013	5,124
	FMHA - Govt Guar Private Loans,	4.72%, $1,011,178 par, due 5/1/2018	104,913
	FMHA - Govt Guar Private Loans,	4.72%, $380,435 par, due 1/8/2018	39,386
	FMHA - Govt Guar Private Loans,	4.78%, $64,933 par, due 6/1/2018	6,791
	FMHA - Govt Guar Private Loans,	4.96%, $131,668 par, due 8/20/2012	13,389
	FMHA - Govt Guar Private Loans,	5%, $910,065 par, due 6/19/2015	95,417
	FMHA - Govt Guar Private Loans,	5.38%, $3,670 par, due 1/1/2012	373
	FMHA - Govt Guar Private Loans,	6.22%, $20 par, due 10/1/2016	2
	FMHA - Govt Guar Private Loans,	6.25%, $91,480 par, due 1/16/2017	9,423
	FMHA - Govt Guar Private Loans,	6.33%, $128,885 par, due 5/1/2012	13,236
	FMHA - Govt Guar Private Loans,	6.63%, $124,869 par, due 2/1/2015	13,257
			421,099
	Small business administration loans:
	NCUA Guaranteed Notes,	2.9%, $1,600,000 par, due 10/29/2020	163,924
	SBA - Govt Guar Private Loans,	3%, $156,922 par, due 9/9/2016	15,667
	SBA - Govt Guar Private Loans,	3%, $263,272 par, due 5/11/2017	27,048
	SBA - Govt Guar Private Loans,	3%, $82,547 par, due 11/12/2017	8,650
	SBA - Govt Guar Private Loans,	5.03%, $97,853 par, due 4/19/2019	10,002
	SBA - Govt Guar Private Loans,	5.11%, $1,260,349 par, due 12/1/2019	129,487
	SBA - Govt Guar Private Loans,	6%, $1,579,564 par, due 4/30/2026	167,348
	SBA - Govt Guar Private Loans,	6.1%, $458,117 par, due 5/15/2016	48,978
	SBA - Govt Guar Private Loans,	6.22%, $234,194 par, due 4/15/2021	24,448
	SBA - Govt Guar Private Loans,	6.22%, $33,938 par, due 6/1/2012	3,674
	SBA - Govt Guar Private Loans,	6.25%, $60,020 par, due 3/8/2027	6,089
	SBA - Govt Guar Private Loans,	6.27%, $1,338,083 par, due 2/23/2021	141,351
	SBA - Govt Guar Private Loans,	7.09%, $134,330 par, due 2/1/2013	14,217

14	(Continued)

Schedule 1
FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower,	maturity date, rate of interest,	Current
(a)	lessor, or similar party	collateral, par, or maturity	value
	Small Business Administration Participation Certificates,	5.29%, $2,160,127 par, due 12/1/2027	$242,187
	Small Business Administration Participation Certificates,	5.51%, $64,323 par, due 11/1/2027	7,243
	Small Business Administration Participation Certificates,	5.54%, $2,462,014 par, due 9/1/2026	280,263
	Small Business Administration Participation Certificates,	5.57%, $3,864,218 par, due 3/1/2026	439,598
	Small Business Administration Participation Certificates,	5.63%, $1,618,409 par, due 10/1/2028	187,848
	Small Business Administration,	4.63%, $970,491 par, due 3/10/2013	106,242
	Small Business Administration,	4.75%, $1,229,104 par, due 8/10/2014	135,861
	Small Business Administration,	4.94%, $1,863,067 par, due 9/10/2015	207,940
	Small Business Administration,	5.14%, $1,059,016 par, due 8/10/2013	116,692
	Small Business Administration,	5.41%, $713,045 par, due 2/10/2016	79,802
	Small Business Administration,	5.46%, $2,567,754 par, due 2/10/2017	289,648
	Small Business Administration,	5.68%, $1,749,348 par, due 8/10/2016	198,418
	Small Business Administration,	5.79%, $3,589,035 par, due 8/10/2017	408,482
	Small Business Administration,	5.9%, $2,551,286 par, due 2/10/2018	291,447
	Small Business Administration,	5.94%, $2,252,675 par, due 8/10/2018	257,643
			4,010,197
	United States government agency obligations:
	US Gov Gtd Egypt Government AID Bonds,	4.45%, $2,000,000 par, due 9/15/2015	230,991
	US Gov Gtd Overseas Private Investment Corp Zero Coupon,	$1,000,000 par, due 12/9/2011	121,249
	US Gov Gtd Overseas Private Investment Corp Zero Coupon,	$2,300,000 par, due 7/7/2015	246,447
	US Gov Gtd Overseas Private Investment Corp,	4.44%, $966,547 par, due 2/27/2027	103,381
	US Gov Gtd Rowan Cos Inc,	3.16%, $1,833,316 par, due 7/15/2021	194,342
	US Gov Gtd Rowan Cos Inc,	3.52%, $2,590,834 par, due 5/1/2020	280,949
	US Gov Gtd US Department of Housing and Urban Development,	2.91%, $1,500,000 par, due 8/1/2017	159,718
	US Gov Gtd US Department of Housing and Urban Development,	3.12%, $1,500,000 par, due 8/1/2018	159,280
	US Gov Gtd US Department of Housing and Urban Development,	4.14%, $2,395,000 par, due 8/1/2014	276,147
	US Gov Gtd US Department of Housing and Urban Development,	4.48%, $2,500,000 par, due 8/1/2016	290,290
	USDA - Govt Guar Private Loans,	4.78%, $139,043 par, due 8/1/2017	14,249
	USDA - Govt Guar Private Loans,	4.97%, $364,156 par, due 6/21/2015	37,317
	USDA - Govt Guar Private Loans,	5.3%, $175,842 par, due 7/1/2016	18,020
	USDA - Govt Guar Private Loans,	5.72%, $241,210 par, due 9/1/2028	25,561
	USDA - Govt Guar Private Loans,	6.13%, $286,593 par, due 10/23/2019	29,822
			2,187,763

15	(Continued)

Schedule 1
FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower,	maturity date, rate of interest,	Current
(a)	lessor, or similar party	collateral, par, or maturity	value
	Corporate Bonds and Other:
	EXIM Bank Gtd Gate Capital Cayman Two Ltd,	2.64%, $1,962,108 par, due 12/2/2021	$197,301
	EXIM Bank Gtd San Clemente Leasing LLC,	3.35%, $1,930,314 par, due 6/7/2022	202,163
	EXIM Bank Gtd Tricahue Leasing LLC,	3.35%, $2,840,174 par, due 12/17/2021	303,768
	FDIC Gtd Ally Financial Inc,	2.2%, $1,800,000 par, due 12/19/2012	195,083
	FDIC Gtd American Express Bank FSB,	3.15%, $750,000 par, due 12/9/2011	81,039
	FDIC Gtd Bank of America Corp,	3.13%, $750,000 par, due 6/15/2012	81,853
	FDIC Gtd Citigroup Funding Inc,	1.88%, $475,000 par, due 10/22/2012	51,055
	FDIC Gtd Citigroup Funding Inc,	1.88%, $600,000 par, due 11/15/2012	64,499
	FDIC Gtd Citigroup Funding Inc,	2.25%, $400,000 par, due 12/10/2012	43,355
	FDIC Gtd Citigroup Inc,	2.88%, $750,000 par, due 12/9/2011	80,854
	FDIC Gtd FDIC Struct Sale Guart Notes Zero Coupon,	$2,500,000 par, due 10/25/2012	256,421
	FDIC Gtd General Electric Capital Corp,	2.63%, $1,150,000 par, due 12/28/2012	125,686
	FDIC Gtd Goldman Sachs Group Inc/The,	2.15%, $500,000 par, due 3/15/2012	53,712
	FDIC Gtd Goldman Sachs Group Inc/The,	3.25%, $450,000 par, due 6/15/2012	49,224
	FDIC Gtd HSBC USA Inc,	3.13%, $750,000 par, due 12/16/2011	81,070
	FDIC Gtd John Deere Capital Corp,	2.88%, $500,000 par, due 6/19/2012	54,438
	FDIC Gtd JPMorgan Chase & Co,	3.13%, $750,000 par, due 12/1/2011	80,997
	FDIC Gtd Morgan Stanley,	3.25%, $750,000 par, due 12/1/2011	81,086
	FDIC Gtd New York Community Bank,	3%, $575,000 par, due 12/16/2011	62,041
	FDIC Gtd Regions Bank/Birmingham AL,	3.25%, $750,000 par, due 12/9/2011	81,120
	FDIC Gtd Sovereign Bank/Wyomissing PA,	2.75%, $500,000 par, due 1/17/2012	53,884
	FDIC Gtd SunTrust Bank/Atlanta GA,	3%, $750,000 par, due 11/16/2011	80,829
	FDIC Gtd US Central Federal Credit Union,	1.9%, $900,000 par, due 10/19/2012	96,824
	Other assets and liabilities		22,313
			2,480,615
	Total General Fund (the Trust)		18,951,294

16	(Continued)

Schedule 1
FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower,	maturity date, rate of interest,	Current
(a)	lessor, or similar party	collateral, par, or maturity	value
	Mutual funds:
	American Growth Fund (R6)	32,369 shares	$985,310
	Columbia Acorn Fund – Class Z	48,939 shares	1,477,483
	MFS Value Fund (R4)	35,535 shares	810,544
	PIMCO Total Return Fund	114,646 shares	1,243,912
	Artio International Equity II A Fund	63,472 shares	786,418
	Vanguard Institutional Index Fund	4,358 shares	501,221
	Vanguard Target Today Fund	389 shares	4,384
	Vanguard Value Index Fund	23,313 shares	484,682
	Vanguard Target Retirement 2005	9 shares	107
	Vanguard Target Retirement 2010	21,145 shares	471,741
	Vanguard Target Retirement 2015	38,598 shares	479,386
	Vanguard Target Retirement 2020	4,401 shares	97,267
	Vanguard Target Retirement 2025	12,144 shares	153,263
	Vanguard Target Retirement 2030	823 shares	17,853
	Vanguard Target Retirement 2035	305 shares	3,997
	Vanguard Target Retirement 2040	30 shares	651
	Vanguard Target Retirement 2045	7 shares	92
	Vanguard Target Retirement 2050	12 shares	258
	Total mutual funds		7,518,569
			$39,967,894
* Known to be a party-in-interest.
Cost is not required for participant directed accounts.
See accompanying report of independent registered public accounting firm.

Schedule 2
FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Form 5550, Schedule H, Part IV, Line 4j – Schedule of Reportable Transactions
Year ended December 31, 2010

					(f)		(h)
		(c)			Expense		Current value
		Purchase	(d)	(e)	incurred	(g)	of asset on	(i)
(a)	(b)	price at	Selling	Lease	with	Cost of	transaction	Net gain
Party involved	Description of asset	cost	price	rental	transaction	asset	date	(loss)
Single transactions:
*The Thrift Profit Sharing Plan	General Fund	$3,048,845	—	—	—	3,048,845	3,048,845	—

Series transactions by broker:
None

Series transactions by issue (A):
*Wells Fargo	Wells Fargo Short-Term Investment Fund G (50 purchases)	$2,155,557	—	—	—	2,155,557	2,155,557	—
*Wells Fargo	Wells Fargo Short-Term Investment Fund G (79 sales)	1,941,319	1,941,319	—	—	1,941,319	1,941,319	—
PIMCO Total Return Fund	PIMCO Total Return Fund Admin #435 (27 purchases)	1,000,874	—	—	—	1,000,874	1,000,874	—
PIMCO Total Return Fund	PIMCO Total Return Fund Admin #435 (4 sales)	1,000,875	1,028,028	—	—	1,000,875	1,028,028	27,153
*The Thrift Profit Sharing Plan	General Fund (27 purchases)	3,756,106	—	—	—	3,756,106	3,756,106	—
*The Thrift Profit Sharing Plan	General Fund (53 sales)	6,863,174	6,876,842	—	—	6,863,174	6,876,842	13,668
(A) The numbers in parentheses represent the number of transactions.
* Known to be a party-in-interest.

See accompanying report of independent registered public accounting firm.